Exhibit 6.2

EXCLUSIVE DISTRIBUTION AGREEMENT

This Exclusive Distribution Agreement (the” Agreement”), is made and effective as of February 25, 2025,

BETWEEN:	Aragophene, Inc. (the “Company”), a Delaware corporation organized and existing under the laws of the State of California,

AND:	Stellar Spirit & Wines, Inc. (the "Distributor"), a California Corporation organized and existing under the laws of the State of California.

WHEREAS the Company exclusively represents Sasanokawa Shuzo Co., a distillery based in Japan manufacturing Yamazakura branded whiskey and sake and wishes to extend the North American exclusivity to the Distributor on the Products described in Schedule A (the "Products"), it is agreed as follows:

1.	DEFINITIONS

When used in this Agreement, the following terms shall have the respective meanings indicated, such meanings to be applicable to both the singular and plural forms of the terms defined:

“Agreement” means this agreement, the Schedules attached hereto and any documents included by reference, as each may be amended from time to time in accordance with the terms of this Agreement;

“Affiliate means” any company controlled by, controlling, or under common control with Company. Affiliate means any person, corporation or other entity: (i) which owns, now or hereafter, directly or indirectly, twenty-five percent (25%) or more of any class of the voting stock of Company or is, now or hereafter, directly or indirectly, in effective control of Company; or (ii) twenty-five percent (25%) or more of any class of the voting stock of which Company, or a party described in paragraph (i), owns, now or hereafter, directly or indirectly, or of which Company, or a party described in paragraph (i), is, now or hereafter, directly or indirectly, in control.

“Customer” means any person who purchases Products from Distributor.

“Exhibit” means an exhibit attached to this agreement.

“Products” means those items described in Exhibit A. Products may be deleted from or added to Exhibit A and their specifications and design may be changed by Company at its sole discretion at any time by mailing written notice of such changes to Distributor. Each change shall become effective 7 days following the date notice thereof is sent to Distributor.

“Territory” means the following geographic area or areas: North America and the Caribbean, along with all markets outside of Japan for Stellar branded products including but not limited to Overture Blended Whisky. Territory may be expanded to other markets including the Middle East, Europe, South America and Asia on a case by case basis.

2.	APPOINTMENT OF DISTRIBUTOR

2.1	Appointment

Company hereby appoints Distributor as Company's exclusive distributor of Products in the Territory, and Distributor accepts that position.

a.	Company, to the extent that it is legally Permitted to do so, (i) shall not appoint any distributor or agent in the Territory for the Products other than Distributor, (ii) shall not, and shall cause any Affiliate not to, knowingly sell Products to any person other than Distributor or a party designated by Distributor for use or resale within the Territory (except pursuant to any agreement effective at the time this Agreement became applicable to the service so provided), and (iii) shall use its best efforts to prevent any party other than Distributor from seeking customers for the Products in the Territory, from establishing any branch related to the distribution of Products in the Territory, or from maintaining any distribution depot with respect to the Products in the Territory.

b.	Exemption to this appointment are on products sold through Japanese exporters provided that Distributor is provided with knowledge of each order and agrees to the shipments and any other “Japan based distributor” that will purchase and export less than 300 bottles of Sasanokawa produced product per year, per label.

2.	REFERRALS

If Company or any Affiliate is contacted by any party inquiring about the purchase of Products in the Territory (other than Distributor or a party designated by Distributor), Company shall, or shall cause that Affiliate to, refer such party to Distributor for handling. Any request for purchase of Sasanokawa products for less than 300 units, per 700 ML, per distinct label, total per year is exempt from this requirement.

3.	RELATIONSHIP OF PARTIES

a.	Distributor is an independent contractor and is not the legal representative or agent of Company for any purpose and shall have no right or authority (except as expressly provided in this Agreement) to incur, assume or create in writing or otherwise, any warranty over any of Company's employees, all of whom are entirely under the control of Company, who shall be responsible for their acts and omissions.

b.	Nothing contained in this Agreement shall be deemed to create any partnership or joint venture relationship between the parties.

4.	SALES OF PRODUCTS BY DISTRIBUTOR

Distributor agrees to make its best efforts to develop the largest possible market for the Products in the Territory and shall continuously offer, advertise, demonstrate and otherwise promote the sale of Products in the Territory.

a.	The parties have consulted together and now agree that if Distributor's best efforts are used as provided in this Section, a minimum of 50,000 bottles of YAMAZAKURA blended whiskey, 300 bottles of Asaka single malt whiskey, 12,000 bottles of Sasanokawa sake. ("Annual Market Potential") will be purchased and distributed in the Territory during the first twelve months of this Agreement.

b.	At the beginning of each subsequent year hereunder the parties will consult together in good faith and agree on the Annual Market Potential applicable to that year; provided, however, that if they cannot agree, the Annual Market Potential for the immediately Preceding year will apply to the current year with an increase of 15% in volume. This agreement will automatically renew annually for five years provided that the Distributor meets its annual targets with annual growth of 15% during the five-year period.

5.	COMPETING PRODUCTS

Distributor agrees that it will not distribute or represent any Products in the Territory which compete directly or indirectly with the Products (e.g. Japan whiskey and or sake) during the term of this Agreement or any extensions thereof without the prior written approval of the Company.

6.	ADVERTISING

Distributor shall be entitled, during the term of the distributorship created by this Agreement and any extension thereof, to advertise and hold itself out as an authorized Distributor of the Products. At all times during the term of the distributorship created by this Agreement and any extension thereof, Distributor shall use the Trademarks in all advertisements and other activities conducted by Distributor to promote the sale of the Products.

a.	Distributor shall submit examples of all proposed advertisements and other promotional materials for the Products to Company for inspection and Distributor shall not use any such advertisements or promotional materials without having received the prior written consent of Company to do so.

b.	Distributor shall not, pursuant to this Agreement or otherwise, have or acquire any right, title or interest in or to Company's Trademarks.

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7.	DISTRIBUTOR SALES FACILITIES

a.	Distributor shall, at its expense, engage and maintain a sales handling organization in the Territory, staffed with such experienced personnel as are necessary to enable distributor to perform its obligations under this Agreement.

b.	Distributor shall, at its expense, at all times store and maintain its inventory of Products in accordance with current, applicable instructions issued by Company from time to time.

8.	MARKETING EXPENSES

Distributor shall be liable for any and all marketing expenses related to the Products. Though time to time the Distillery will provide marketing support and will engage in joint promotions of the Distillery brands.

9.	CONFIDENTIAL INFORMATION

Written Process data, drawings, product formulations and ingredients in specific instructions pertaining to the Products are recognized by Distributor to be secret and confidential and to be the property of Company.

10.	TERMS OF PURCHASE AND SALE OF PRODUCTS

a.	Distributor shall purchase its requirements for the Products from Company. Such requirements shall include (i) purchasing and maintaining an inventory of Products that is sufficient to enable Distributor to perform its obligations hereunder.

b.	Each order for Products submitted by Distributor to Company shall be subject to the written acceptance of Company, and Company may, in its own discretion, accept or reject any order for Products without obligation or liability to Distributor by reason of its rejection of any such request.

c.	Company shall supply to Distributor sufficient Products to enable Distributor to meet the full demand for Products in the Territory as it pertains to the allocation given to the Distributor. This allocation for 2025 consist of 50,000 bottles of Yamazakura blended whiskey, 300 bottles of Asaka, 50,000 bottles of sake, an allocation for 12 months from the signing of this agreement. Future allocations will be agreed upon in writing 60 days prior to the completion of the first-year allocation ending in February 2026 of which shall be in excess of 15% in volume from its 2025 allocation and will increase each year by 15% during the term of this agreement.

d.	All orders for Products transmitted by Distributor to Company shall be deemed to be accepted by Company at the time such orders are received by Company to the extent that they are in compliance with the terms of this Agreement and Company shall perform in accordance with all accepted orders. Company shall confirm its receipt and acceptance of each order written 3 days of receipt of the order.

e.	Purchases for Resale only. All Products purchased by Distributor shall be purchased solely for commercial resale.

f.	Orders will be placed in increments of 50 cases.

g.	Sasanokawa will ship products under the allocated assignment to the designated importer (Elite) within 3 months from the order date.

h.	Payment will be made in full to Sasanokawa’s representative office; Volonte Corporation Japan.

i.	The Distributor will provide an annual order projection before the end of each calendar year, in relationship to 2026 the order requirements will be in place before November 31, 2025 with a allowance of 30 days to modify the requirements for 2026.

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11.	ORDER PROCEDURE

a.	Each order for Products issued by Distributor to Company under this Agreement shall identify that it is an order and shall further set forth the delivery date or dates and the description and quantity of Products which are to be delivered on each of such dates. An order for Products shall not provide a delivery date less than 60 days after the date that order is placed on board of shipping container allowing a plus or minus of 30 day flexibility to Company.

b.	The individual contracts for the sale of Products formed by Distributor's submission of orders to Company pursuant to the terms and conditions hereof shall automatically incorporate, to the extent applicable, the terms and conditions hereof, shall be subject only to those terms and conditions (together with all terms in orders which are contemplated by this Agreement) and shall not be subject to any conflicting or additional terms included in any documents exchanged in connection therewith.

12.	CANCELLATION OF ORDERS

All cancellation of orders by Distributor shall be in writing, or if not initially in writing, shall be confirmed in writing. If Distributor cancels an order, which has been accepted by Company, Distributor shall reimburse Company for any cost incident to such order incurred by Company prior to the time it was informed of the cancellation.

13.	PURCHASE PRICE

The prices for Products are based on 10 pallets minimum and, are set forth in Exhibit A. All prices are C.I.F. the Delivery Point. If the price for any Product is not set forth on Exhibit A.

14.	PRICE CHANGES

Company reserves the right, in its sole discretion, to change prices or discounts applicable to the Products. Company shall give written notice to Distributor of any price change at least 90 days prior to the effective date thereof. The price in effect as of the date of Distributor's receipt of notice of such price change shall remain applicable to all orders received by Company prior to that effective date.

15.	PACKING

Company shall, at its expense, pack all Products in accordance with Company's standard packing procedure, which shall be suitable to permit shipment of the Products to the Territory; provided, however, that if Distributor requests a modification of those procedures, Company shall make the requested modification and Distributor shall bear any reasonable expenses incurred by Company in complying with such modified procedures which are in excess of the expenses which Company would have incurred in following its standard procedures.

16.	DELIVERY: TITLE AND RISK OF LOSS

All deliveries of Products sold by Company to Distributor pursuant to this Agreement shall be made CIF Long Beach, California the Delivery Point, and title to and risk of loss of Products shall pass from Company to Distributor at the Delivery Point.

17.	INSPECTION AND ACCEPTANCE

Promptly upon the receipt of a shipment of Products, Distributor shall examine the shipment to determine whether any item or items included in the shipment are in short supply, defective or damaged. Within 3 days of receipt of the shipment, Distributor shall notify Company in writing of any shortages, defects or damage which Distributor claims existed at the time of delivery. Within 30 days after the receipt of such notice, Company will investigate the claim of shortages, defects or damage, inform Distributor of its findings, and deliver to Distributor Products to replace any which Company determines, in its sole discretion, were in short supply, defective or damaged at the time of delivery.

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18.	PAYMENT

Distributor will pay for each order and shipment between order date and prior to release of product from Company’s facility in full (100%) by TT Wire.

19.	ENTIRE AGREEMENT

This Agreement contains the entire understanding of the parties and there are no commitments, agreements, or understandings between the parties other than those expressly set forth herein. This agreement shall not be altered, waived, modified, or amended except in writing signed by the parties hereto. Furthermore, this agreement is a modified version of the agreement signed on February 23, 2023 to Elite Beverages, Inc. with rights now transferred to Stellar Spirit & Wines, Inc.

ARBITRATION AND GOVERNING LAW

This Agreement and any controversy arising out of or in relation to it shall be governed by the laws of the State of California (conflicts of laws provisions excepted), and the parties hereby submit to arbitration under the Commercial Arbitration Rules of the American Arbitration Association. Reseller hereby waives any right to assert any rights or defenses within any other jurisdiction or to require that litigation regarding this Agreement take place elsewhere.

20.	CONFIDENTIALITY

Distributor agrees not to disclose or use, except as required in Distributor's duties, at any time, any information disclosed to or acquired by Distributor during the term of this contract.

Distributor agrees that all confidential information shall be deemed to be and shall be treated as a sole and exclusive property of the Company.

21.	Term and Termination

This Agreement's term ("Term") shall begin on the Effective Date and continue for 12 months, and shall be renewed for an unlimited number of one year terms thereafter, provided both parties agree in writing and terms are met.

a.	Termination for Cause

This Agreement may be terminated for cause upon written notice:

a)	By either party upon 30 days' written notice if the other party commits a material breach of the Agreement and fails to cure it within 30 days;

b)	By Company immediately if Distributor files for or has instituted against it any proceedings as to its bankruptcy, insolvency, reorganization, liquidation, receivership, or dissolution or there is an assignment for the benefit of creditors;

c)	By Company upon 7 days' written notice (i) if Distributor becomes ineligible to receive approval for any license or export documents necessary to buy or resell Company Products; (ii) if Distributor tries to register this Agreement with any government conferring any exclusivity upon Distributor ; (iii) if Distributor assigns this Agreement without Company's prior written consent; (iv) upon substantial change in Distributor 's ownership; or (v) if any change or enactment of law or regulation after the date of this Agreement interferes, in Company's opinion, with the parties' rights or obligations stated herein.

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b.	EFFECT OF TERMINATION

a)	Upon termination of this Agreement, Company may terminate any or all unfilled orders.

b)	Upon termination, Distributor shall immediately stop all marketing, promotion, advertising or reference to Company Products and shall have no further rights to use Company's marketing, promotion or advertising materials or other resources.

c)	Termination will discharge and release Company from all obligations and liability under this Agreement, except as it expressly accepts for unfulfilled orders. The sole fact of this Agreement's termination shall not make either party liable to the other for any compensation, reimbursement, losses or damages whatsoever, though Distributor shall remain obligated to pay all outstanding balances on its Company Product purchases.

d)	If this Agreement is terminated due to no fault of the Company and there remains any inventory in Company’s possession, Distributor shall be obligated to purchase such inventory at the market rate.

22.	Limitation of Liability

Any liability of Company under this Agreement is expressly limited to the price paid by Distributor for the Products involved. Distributor’s sole remedy against Company in any dispute concerning this Agreement shall be to seek recovery of that amount, upon payment of which Company shall be released from all further obligations and liability to Distributor.

a.	Indemnity

1.	Except as otherwise stated herein, Distributor shall indemnify and hold harmless Company against any and all claims, legal actions, losses, damages, liabilities, costs and expenses asserted against, imposed upon or incurred by Company arising out of or relating to (i) any misrepresentation or breach of warranty or covenant by Distributor under this Agreement; (ii) any actual or alleged act or omission of Distributor in the course of its performance hereunder; (iii) death or injury to any person or damage to any property resulting from any product or part (a) not supplied by Company, (b) supplied by Company but changed, modified, adapted or refitted without Company's written authorization, (c) not in Company's standard inventory but purchased by Company at Distributor 's direction, or (d) manufactured to Distributor 's design, as well as any claim of infringement arising from the use of any Product with any other product as a combination not furnished by Company.

2.	Company warrants and represents that the Products shall be delivered with good title free of any rightful third party claim of infringement of any patent, copyright, trademark, trade secret or other intellectual property right recognized or registered within the United States and its possessions. Company shall defend Distributor from all claims, suits, damages, costs, expenses or liabilities actually incurred by Distributor as a result of any such claim. If a Product or part thereof is held to constitute an infringement and its intended use is enjoined, Company shall at its option procure for Distributor the right to continue using the Product or part, replace it with a non-infringing Product or part, modify it to become non-infringing, or remove it and refund its purchase price (less depreciation and amortization). This Section does not apply to any product or part not supplied by Company; any Product or part supplied by Company which is changed, modified, or adapted without Company 's express written approval; any Product or part not in Company 's standard inventory but purchased by it at Distributor 's direction; any Product or part manufactured to Distributor 's design or any claim of infringement arising from the use of any Product in combination with any other product not furnished by Company. THIS INDEMNITY IS COMPANY'S SOLE LIABILITY AND DISTRIBUTOR 'S SOLE REMEDY FOR INFRINGEMENT OF ANY PATENT, COPYRIGHT, TRADEMARK, TRADE SECRET OR OTHER INTELLECTUAL PROPERTY RIGHT.

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3.	Company shall defend Distributor from any and all claims, suits, damages, costs, expenses or liabilities, including, without limitation, reasonable fees and expenses of attorneys and other professionals, actually incurred by Distributor arising out of the death or injury to any person or damage to tangible property which results from Company's negligence.

IN WITNESS WHEREOF, the parties have executed this Agreement on ____________________.

DISTRIBUTOR	COMPANY

/s/ Luis Cota	/s/ Robert Pimentel
Luis Cota, President	Robert Pimentel, President

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EXHIBIT A

•	“Yamazakura” Special Junma Ginjoi Sake 15% ABV / 30 Proof / 720ml
•	FU” Junjmai Ginjo Sake 15% ABV / 30 Proof / 720ml
•	Yamazakura Whiskey 40% ABV / 80 Proof / 750ml Price: Single Malt

•  Yamazakura Black Label Whiskey 40% ABV / 80 Proof / 700ml Overture Blended Whisky 40% ABV / 80 Proof 700 ML

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